EXHIBIT 99.92

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Updated Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada” dated March 4, 2011, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Eugene Puritch
Eugene Puritch

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Updated Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada” dated March 4, 2011, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Tracy Armstrong
Tracy Armstrong

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Updated Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada” dated March 4, 2011, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Fred Brown
Fred Brown

January 9, 2012